FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forum Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E 45th Street, 40th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah O'Dea (212) 290-1787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 3rd Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey M. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forum Capital Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALERIE CUTRUFELLI
Notary Public, State of New York
No. 01CU6059146
Qualified in New York County
Commission Expires May 21, 2019

Valerie Cutrufelli
Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORUM CAPITAL SECURITIES LLC

(A wholly – owned subsidiary of FCP Holdings LLC)

CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Forum Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forum Capital Securities LLC (the "Company"), a wholly-owned subsidiary of FCP Holdings LLC, as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 27, 2019



FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)
STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	509,622
Investment banking fees receivable		3,525,641
Other assets		19,244
Total Assets	$	4,054,507

LIABILIITES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	188,678
Contract liabilities		125,000
Total Liabilities		313,678
Member's Equity		3,740,829
Total Liabilities and Member's Equity	$	4,054,507

See accompanying notes to financial statements.

FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
December 31, 2018

1. Nature of business

Forum Capital Securities LLC (the "Company"), a wholly-owned subsidiary of FCP Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of investment banking fees for capital raising and private placement services.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. The Company has adopted ASU 2014-09 effective January 1, 2018. The adoption had no impact to the financial statements and no adjustments were made to the beginning member's equity.

The Company provides investment banking services and acts as the placement agent in connection with the private placement of securities to be issued by an investment company to any person or entity ("Investors"). Revenue for investment banking arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for investment banking arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, contract liabilities amounted to $125,000.

The Company acts as placement agent for various clients. Revenues are earned from fees arising from the private placement of securities in which the Company acts as placement agent. Revenue is recognized on the trade date (the date on which there is a closing) for the portion of capital raised by the Company.

The Company believes that the trade date is the appropriate point in time to recognize revenue for the private placement of securities as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

2. Summary of significant accounting policies (continued)

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at billed amounts less an allowance for doubtful accounts. If necessary, on a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2018.

The Company has negotiated with certain clients the payment of investment banking fees over a period greater than one year. At December 31, 2018, included in investment banking fees receivable is approximately $1,096,000, which is due over a period greater than one year. The Company reserves the right to charge interest on any fees scheduled to become due over a period greater than one year.

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes. The Company's parent is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense or benefit.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair value of financial instruments

Financial instruments including investment banking fees receivable (Level 2) are carried at amounts that approximate fair value due to generally negligible credit risk and short term nature. Accounts payable and accrued expense (Level 2) and contract liabilities (Level 2) are carried at amounts that approximate fair value due to their short term nature.

FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

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4. Regulatory requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $196,000 which was approximately $175,000 in excess of its minimum requirement of $20,912. The Company's ratio of aggregate indebtedness to capital is 1.60 to 1.

The Company is exempt from the provision of rule 15C3-3 under paragraph (k)(2)(i) of the rule.

5. Related party transactions

Pursuant to a service agreement, the Parent provides various services on behalf of the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services for which the Company pays the Parent. The Parent has charged substantially all of its expenses to the Company, as the Parent does not have any other operations. As of December 31, 2018, included in accounts payable and accrued expenses is $154,301 due to Parent, representing amounts owed to the Parent relating to this agreement and the imputed New York City unincorporated business tax expense or benefit.

6. Concentrations

The Company periodically maintains significant cash balances in a single financial institution, which at times may exceed federally insured limits. Management does not anticipate any material losses as a result of this concentration.

For the year ended December 31, 2018, approximately 97% of revenues earned were from two customers. Investment banking fees receivable from these two customers aggregated approximately $3,470,000 at December 31, 2018.

7. Defined Benefit Retirement Plan

The Parent maintains a defined benefit retirement plan to cover all employees. For the year ended December 31, 2018, the Parent charged the Company the amount that is required to be contributed by the Parent to the plan.

8. Profit Sharing 401(k) Plan

The Parent maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees are eligible to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. No employer contributions will be made to the plan in accordance with the plan document.

FORUM CAPITAL SECURITIES LLC
(A wholly – owned subsidiary of FCP Holdings LLC)
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

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9. Commitments and Contingent Liabilities

On June 8, 2015, the Parent renewed its original lease term to commence on March 17, 2016 and end on April 30, 2021. The monthly rent under this agreement is $30,218, which is charged to the Company.

As of December 31, 2018, future minimum lease rental payments are payable as follows:

Period ending December 31		Lease commitment
2019	$	362,610
2020	$	362,610
April 30, 2021	$	120,870
	$	846,090

10. Subsequent Events

Subsequent events have been evaluated through February 27, 2019 which is the date the financial statements were available to be issued, and no additional events have been identified which require identification.